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                                                                    EXHIBIT 99.8

                             ARROWHEAD MILLS, INC.
                                110 SOUTH LAWTON
                             HEREFORD, TEXAS 79045

                                 June 26, 1998

Dear Shareholder

    On June 22, 1998, you received a Prospectus/Information Statement containing information relating to an Agreement and Plan of Merger (the "Merger Agreement") by and between Arrowhead Mills, Inc. and The Hain Food Group, Inc. ("Hain"), under the terms of which AMI will merge into a subsidiary of Hain (the "Merger"), and each issued and outstanding share of AMI common stock ("AMI Common Stock") will be converted into cash, or a combination of cash and Hain common stock ("Hain Common Stock").

    In anticipation of the consummation of the Merger, the Merger Agreement has been amended as of June 25, 1998 to provide that the shares of Hain Common Stock to be received by you will be determined based upon the average closing price for Hain Common Stock on the Nasdaq National Market for the 10 day trading period ended June 24, 1998, or a price of $23.1625 per share, and that the outstanding debt balances of AMI and its subsidiaries used to determine the total cash merger consideration to be received by AMI shareholders will be deemed to include $100,000 in cash and cash equivalents in excess of indebtedness for borrowed money.

    On or about the time the Merger is expected to be consummated, a letter of transmittal and instructions for its use will be sent to all holders of AMI Common Stock to enable you to surrender your stock in exchange for a combination of cash and Hain Common Stock, as described above and in the Prospectus/Information Statement. ACCORDINGLY, YOU ARE REQUESTED NOT TO SURRENDER YOUR CERTIFICATES FOR EXCHANGE UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS ON HOW TO SURRENDER YOUR SHARES IN CONNECTION WITH THE CONSUMMATION OF THE MERGER.

    If you have any questions or need any further assistance, please call.

                                          Sincerely,
                                          Charles A. Lynch
                                          Chairman of the Board and
                                          Chief Executive Officer